Lightspeed Announces Third Quarter 2021 Financial Results, Provides Outlook for Fourth Quarter
Third Quarter revenue grew 79% YoY to $57.6M
Excluding the impact of recent acquisitions, revenue was $49.3M, ahead of the guidance range of $44-$47M
Customer locations continued to grow, reaching almost 115,000 globally
GTV grew 48% YoY to $9.1B
Payments continues to grow with revenue up almost 4x the same period last year

Lightspeed reports in US dollars and in accordance with IFRS.
MONTREAL, February 4, 2021 /CNW Telbec/ - Lightspeed POS Inc. ("Lightspeed" or the “Company”) (TSX: LSPD) (NYSE: LSPD), a leading provider of cloud-based, omnichannel commerce platforms, today announced financial results for the three-and nine-month periods ended December 31, 2020.
Third Quarter Financial Highlights
(All comparisons are relative to the three-month period ended December 31, 2019 unless otherwise stated):
•Total revenue of $57.6 million, an increase of 79%
•Recurring software and payments revenue of $52.5 million, an increase of 85%
•Net Loss of ($42.7) million as compared to a net loss of ($15.8) million
•Adjusted Net Loss[1] of ($7.1) million as compared to an Adjusted Net Loss of ($5.9) million
•Adjusted Net Loss per Share (EPS)[1] was ($0.06)
•Adjusted EBITDA[1] of ($6.6) million, which improved to (11.4)% of sales from (16.3)%
•At December 31, 2020, Lightspeed had $232.6 million in unrestricted cash and cash equivalents
In the quarter Lightspeed completed the acquisitions of ShopKeep and Upserve. The table below distinguishes certain quarterly financial measures and key performance indicators between Lightspeed's traditional operations and those of these newly acquired companies.

Q3 Summary (In millions of US dollars)	Lightspeed	ShopKeep and Upserve	Total

Software and Payments Revenue	$45.1	$7.4	$52.5
Total Revenue	$49.3	$8.3	$57.6
GTV ($B)[2]	$8.0	$1.1	$9.1
Customer Locations[2]	~84,000	~31,000	~115,000
Despite ongoing challenges from the global COVID-19 pandemic, Lightspeed continued to see market success as small and medium-sized businesses adopted the Company's cloud-based platform to help enable their omnichannel strategies. As a result, Lightspeed saw customer locations[2] grow to almost 84,000 in the quarter, and to almost 115,000 overall when including the addition of Upserve and ShopKeep. Software revenue increased partially due to a growing portion of Lightspeed's customer base adopting more than one software module. Additionally, payments adoption, both in terms of the number of customer locations and the proportion of GTV[2] processed, continued to grow, with revenue generated through Lightspeed Payments reaching another all-time high.
[1] Non-IFRS measure. See “Non-IFRS Measures” and the reconciliation to the most directly comparable IFRS measure included in this press release
[2] Key Performance Indicator. See “Key Performance Indicators”

"Independent merchants worldwide continue to turn to Lightspeed to provide them with the digital tools they need to survive the current environment and advance their omnichannel strategies.” said Dax Dasilva, Founder and CEO of Lightspeed. “In addition to maintaining our strong execution we continue to deliver ground breaking innovations with the launch of the Supplier Network, demonstrating how Lightspeed remains deeply committed to democratizing access to the strategic capabilities our customers need to grow their businesses.”
“Despite the challenges we continue to face as a result of the pandemic, Lightspeed was able to grow revenues, expand our customer base, deliver highly innovative new offerings and complete two transformational acquisitions,” said Chief Financial Officer, Brandon Nussey. “The value of our cloud-based, multi-channel solution is becoming more apparent as a result of the pandemic, as are solutions such as Lightspeed Payments which had another record quarter.”

Operational Highlights
•Total revenues of $57.6M was up 79% year-over-year, and $49.3M when excluding the recent acquisitions of ShopKeep and Upserve representing growth of 53% year-over-year.

•Software and payments revenue came in at $52.5M. Excluding ShopKeep and Upserve, software and payments revenue was $45.1M and represented 92% of total core Lightspeed revenue, up 59% year-over-year. Excluding the impact of all acquisitions that were not in the Company's results from a year ago, software and payments revenue grew by 47% as compared to the same quarter last year and versus 42% growth last quarter.

•Lightspeed's customer base grew to almost 115,000 locations, an increase of 74% year-over-year. Excluding the recent acquisitions of ShopKeep and Upserve, Lightspeed's customer locations were almost 84,000 at December 31, 2020, up from 66,000 a year ago.

•Even excluding the positive impact from the ShopKeep and Upserve acquisitions Lightspeed's ARPU[2] increased from the previous quarter, due predominantly to increased payments revenue in the quarter and an increased portion of customer's adopting more than one software module.

•New offerings such as Order Ahead and Delivery along with traditional offerings such as Loyalty and Golf, were strong contributors to software growth. Lightspeed's e-commerce solution also continued to see strong demand. Our Golf segment continued with very strong performance with software and payments revenues up almost 100% year-over-year.

•Lightspeed delivered GTV of $9.1B up 48% year-over-year. ShopKeep and Upserve collectively contributed $1.1B to GTV. Excluding the recent acquisitions, Lightspeed's core operations delivered GTV of $8.0B up 29% year-over-year; within this, retail customers saw GTV growth of 41% year-over-year, which included eCommerce GTV growth of approximately 100%. This growth was somewhat offset by hospitality that saw GTV decline year-over-year as a result of the government lockdowns in many countries around the world. Organic hospitality GTV fell by 19% in the quarter with most of the weakness occurring in the month of December.

•Lightspeed Payments volumes grew significantly year-over-year as a growing portion of overall GTV was processed through Lightspeed Payments. Excluding the impact of ShopKeep and Upserve, approximately 15% of U.S. and 12% of Canadian Retail GTV, respectively, was processed by Lightspeed Payments in the last week of the quarter. U.S. hospitality levels remained consistent with last quarter in the last week of the quarter.

•Lightspeed closed two key acquisitions in the quarter, ShopKeep and Upserve. These acquisitions solidify Lightspeed as one of the leading cloud-based commerce platforms for small to medium-sized businesses in the key U.S. market.
•After the quarter, Lightspeed announced the availability of Supplier Network. This initiative will enable retailers to connect directly with their suppliers through the Lightspeed POS solution. Supplier Network eliminates the need for retailers to juggle multiple B2B portals, simplifies product and supplier discovery, provides valuable inventory and product information, allows retailers to import product images directly from suppliers onto their own eCommerce sites and offers suppliers aggregated and anonymized sell-through data in real time.

•To complement the leadership talent that joined Lightspeed through its recent acquisitions, the Company is restructuring its operations along regional and vertical-specific reporting lines in addition to its current global functional reporting lines. Jim Texier, Chief Product Officer, is leaving the organization as part of this restructuring.

•The Company announced the addition of Manon Brouillette to its board of directors. As a former CEO of Videotron and one of Canada's 100 most powerful women, as judged by Women's Executive Network, Ms. Brouillette brings a wealth of industry knowledge and operating experience to Lightspeed's board.

Financial Outlook

Lightspeed’s third quarter results were strong, but we remain cautious in the short-term given an increase in government-mandated lockdowns in several of our key geographies across North America and Europe. Prolonged lockdowns can increase churn, negatively impact GTV, delay purchase decisions and increase service suspension requests. In addition fiscal Q4 is traditionally a seasonally slow quarter for GTV, and the comparative periods have historically been slow GTV quarters for ShopKeep and Upserve as well. Given the increasing proportion of our revenue generated from Lightspeed Payments, we expect seasonal trends in GTV to have a greater influence on overall revenue. Reflecting this seasonality and our view of the risks and uncertainties related to COVID-19, Lightspeed anticipates revenue and adjusted EBITDA to be in the following ranges:

Fourth Quarter 2021
•Revenues of $68 - $70 million.
•Adjusted EBITDA loss of approximately $12 - $14 million.

When calculating the Adjusted EBITDA included in our financial outlook for the fourth quarter of FY2021, we considered IFRS measures including revenues, direct cost of revenues, and operating expenses. Our financial outlook is based on a number of assumptions, including that the jurisdictions in which Lightspeed has significant operations do not drastically strengthen or re-strengthen strict measures put in place to help slow the transmission of COVID-19 or put in place new or additional measures in response to the resurgence of the virus; requests for subscription pauses and churn rates owing to business failures remain in line with current trends; our ability to grow our customer locations in line with historical rates; our continued receipt of partner referrals in line with historical referral rates (particularly in light of the continued expansion of Lightspeed Payments which competes with the solutions offered by some of these referral partners); customers adopting Lightspeed Payments having an average GTV at or above that of our average customer; future uptake of Lightspeed Payments remaining in line with past rates and expectations; our ability to price Lightspeed Payments in line with our expectations and to achieve suitable margins; our ability to achieve success in the continued expansion of

Lightspeed Payments beyond U.S. and Canadian retail customers and U.S. hospitality customers; continued success in module adoption expansion throughout our customer base; our ability to successfully integrate the companies we have acquired and to derive the benefits we expect from the acquisition thereof; our ability to manage customer churn; and assumptions as to foreign exchange rates. Our financial outlook, including the various underlying assumptions, constitutes forward-looking information and should be read in conjunction with the cautionary statement on forward-looking information below. Many factors may cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such forward-looking information, including but not limited to the risks and uncertainties related to: any pandemic such as the COVID-19 pandemic, the risk of any new or continued resurgence in our core geographies and the resulting impact on SMBs, including heightened levels of churn owing to business failures, requests for subscription pauses and delayed purchase decisions; attracting and retaining customers; increasing customer sales; implementing our growth strategy; continued acceleration of the rollout of Lightspeed Payments; our reliance on a small number of suppliers for parts of the technology in Lightspeed Payments; improving and enhancing the functionality, performance, reliability, design, security and scalability of our platform; our ability to compete against competitors; strategic relations with third parties; our reliance on integration of third-party payment processing solutions; compatibility of our solutions with third-party applications and systems; changes to technologies on which our platform is reliant; obtaining, maintaining and protecting our intellectual property; international sales and use of our platform in various countries; our liquidity and capital resources; litigation and regulatory compliance; changes in tax laws and their application; expanding our sales capability; maintaining our customer service levels and reputation; macroeconomic factors affecting small and medium-sized businesses; and exchange rate fluctuations. The purpose of the forward-looking information is to provide the reader with a description of management’s expectations regarding our financial performance and may not be appropriate for other purposes.
Conference Call and Webcast Information
Lightspeed will host a conference call and webcast to discuss the Company's financial results at 8:30 am ET on Thursday, February 4, 2021. To access the telephonic version of the conference call, visit http://www.directeventreg.com/registration/event/3874915. After registering, instructions will be shared on how to join the call including dial-in information as well as a unique passcode and registrant ID. At the time of the call, registered participants will dial in using the numbers from the confirmation email, and upon entering their unique passcode and ID, will be entered directly into the conference Alternatively, the webcast will be available live on the Investors section of the Company’s website at https://investors.lightspeedhq.com.
An audio replay of the call will also be available to investors beginning at approximately 11:00 a.m. Eastern Time on February 11, 2021, until 11:59 p.m. Eastern Time on February 11, 2021, by dialing 855.589.2056 for the U.S. or Canada, or 404.537.3406 for international callers and provide conference ID 3874915. In addition, an archived webcast will be available on the Investors section of the Company’s website at https://investors.lightspeedhq.com.
About Lightspeed

Lightspeed (NYSE and TSX: LSPD) powers complex small and medium-sized businesses with its cloud-based, omnichannel commerce platforms in over 100 countries. With smart, scalable, and dependable point of sale systems, Lightspeed provides all-in-one solutions that drive innovation and digital transformation within the retail, hospitality, and golf industries. Its product suite enables SMBs to sell across channels, manage operations, engage with consumers, accept payments, and ultimately grow their business.
Headquartered in Montreal, Canada, Lightspeed is trusted by favorite local businesses worldwide, where their communities go to shop and dine. Lightspeed has staff located in Canada, USA, Europe, and Australia.
For more information, please visit: www.lightspeedhq.com
On social media: LinkedIn, Facebook, Instagram, YouTube, and Twitter
Non-IFRS Measures
The information presented herein includes certain financial measures such as “Adjusted EBITDA”, "Adjusted Net Loss", "Adjusted Net Loss per Share (EPS)", "Adjusted Cash Flows Used in Operating Activities", “non-IFRS Gross Profit”, “non-IFRS general and administrative expenses”, “non-IFRS research and development expenses”, and “non-IFRS sales and marketing expenses”. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus may highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare operating budgets and forecasts and to determine components of management compensation.
"Non-IFRS gross profit", "non-IFRS general and administrative expenses", "non-IFRS research and development expenses", and "non-IFRS sales and marketing expenses" are non-IFRS financial measures that exclude the effect of stock-based compensation expense and related payroll taxes, and in the case of non-IFRS general and administrative expenses and non-IFRS sales and marketing expenses, transaction-related costs.
“Adjusted EBITDA” is calculated as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for stock-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, and transaction-related expenses.
"Adjusted Net Loss" is defined as net loss excluding amortization of intangibles, as adjusted for stock-based compensation and related expenses, compensation expenses relating to acquisitions completed, and transaction-related expenses.
"Adjusted Net Loss per Share (EPS)" is defined as net loss excluding amortization of intangibles, as adjusted for stock-based compensation and related expenses, compensation expenses relating to acquisitions completed, and transaction-related expenses, divided by the weighted average number of common shares (basic and diluted).

"Adjusted Cash Flows Used in Operating Activities" is defined as cash flows used in operating activities as adjusted for the payment of payroll taxes on stock-based compensation, the payment of compensation expenses relating to acquisitions completed, the payment of assumed transaction costs assumed through recent acquisitions, and the payment of transaction-related expenses.
See the financial tables below for a reconciliation of the non-IFRS financial measures.
Key Performance Indicators
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.
ARPU. “Average Revenue Per User” or “ARPU” represents the total software and payments revenue of the Company in the period divided by the number of Customer Locations of the Company in the period.
Customer Locations. “Customer Location” means a billing customer location for which the term of services have not ended, or with which we are negotiating a renewal contract. A single unique customer can have multiple Customer Locations including physical and eCommerce sites.
Gross Transaction Volume. “Gross Transaction Volume” or “GTV” means the total dollar value of transactions processed through our cloud-based SaaS platform in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes.
Forward-Looking Statements
This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward looking information may relate to our financial outlook (including revenues and Adjusted EBITDA), and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate and the impact of the COVID-19 pandemic declared by the World Health Organization on March 11, 2020 is forward-looking information.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, "suggests", “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the risk factors identified in our most recent Management’s Discussion and Analysis of Financial Condition and Results of Operations, under “Risk Factors” in our most recent Annual Information Form, and in our other filings with the Canadian Securities regulatory authorities and the U.S. Securities and Exchange Committee, all of which are available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of hereof (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.
Contacts:
Brandon Nussey
Chief Financial Officer
Gus Papageorgiou
Head of Investor Relations
investorrelations@lightspeedhq.com

SOURCE Lightspeed POS Inc.

Condensed Consolidated Statements of Loss and Comprehensive Loss
(expressed in thousands of US dollars, except share and per share amounts, unaudited)	Three months ended December 31,		Nine months ended December 31,
	2020	2019	2020	2019
	$	$	$	$

Revenues	57,611	32,275	139,333	84,366

Direct cost of revenues	24,334	10,691	55,989	27,100

Gross profit	33,277	21,584	83,344	57,266

Operating expenses
General and administrative	20,765	6,289	35,794	14,749
Research and development	16,400	8,344	38,190	22,440
Sales and marketing	28,011	16,709	63,705	44,312
Depreciation of property and equipment	758	386	1,609	1,199
Depreciation of right-of-use assets	956	648	2,655	1,671
Foreign exchange loss (gain)	778	315	1,548	(95)
Acquisition-related compensation	2,258	3,187	9,663	5,949
Amortization of intangible assets	7,960	2,154	16,769	4,966

Total operating expenses	77,886	38,032	169,933	95,191

Operating loss	(44,609)	(16,448)	(86,589)	(37,925)

Net interest income (expense)	(67)	283	(500)	1,992

Loss before income taxes	(44,676)	(16,165)	(87,089)	(35,933)

Income tax expense (recovery)
Current	20	56	118	95
Deferred	(2,045)	(459)	(4,974)	(1,094)

Total income tax recovery	(2,025)	(403)	(4,856)	(999)

Net loss	(42,651)	(15,762)	(82,233)	(34,934)

Other comprehensive income (loss)

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations	8,070	—	21,039	—

Total comprehensive loss	(34,581)	(15,762)	(61,194)	(34,934)

Net loss per share – basic and diluted	(0.39)	(0.18)	(0.83)	(0.41)

Weighted average number of Common Shares (basic and diluted)	109,563,572	85,661,763	99,007,423	84,825,306

Condensed Consolidated Balance Sheets
(expressed in thousands of US dollars, unaudited)	As at
	December 31, 2020	March 31, 2020
Assets	$	$

Current assets
Cash and cash equivalents	232,646	210,969
Trade and other receivables	19,854	10,879
Inventories	1,501	932
Other current assets	24,757	10,427

Total current assets	278,758	233,207

Lease right-of-use assets	21,244	15,957
Property and equipment, net	8,816	7,989
Intangible assets, net	227,058	62,819
Goodwill	999,689	146,598
Restricted cash and other long-term assets	11,119	11,749
Deferred tax assets	39	109

Total assets	1,546,723	478,428

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	72,069	30,810
Lease liabilities	5,454	3,301
Income taxes payable	78	76
Current portion of deferred revenue	39,964	36,622

Total current liabilities	117,565	70,809

Deferred revenue	4,058	5,472
Lease liabilities	20,344	13,546
Long-term debt	29,752	29,687
Other long-term liabilities	4,890	8,198
Deferred tax liabilities	2,823	6,578

Total liabilities	179,432	134,290

Shareholders’ equity
Share capital	1,920,064	852,115
Additional paid-in capital	28,171	11,773
Accumulated other comprehensive income (loss)	14,768	(6,271)
Accumulated deficit	(595,712)	(513,479)

Total shareholders’ equity	1,367,291	344,138

Total liabilities and shareholders’ equity	1,546,723	478,428

Condensed Consolidated Statements of Cash Flows
(expressed in thousands of US dollars, unaudited)	Nine months ended December 31,
	2020	2019
Cash flows from (used in) operating activities	$	$
Net loss	(82,233)	(34,934)
Items not affecting cash and cash equivalents
Acquisition-related compensation	9,663	5,949
Amortization of intangible assets	16,769	4,966
Depreciation of property and equipment and lease right-of-use assets	4,264	2,870
Deferred income taxes	(4,974)	(1,094)
Stock-based compensation expense	20,957	4,810
Stock-based compensation impact from replacement awards issued	1,120	—
Unrealized foreign exchange gain	405	140
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	(4,633)	1,099
Inventories	(149)	(89)
Other assets	(10,381)	(3,325)
Accounts payable and accrued liabilities	(17,102)	664
Income taxes payable	2	(10)
Deferred revenue	(5,881)	342
Other long-term liabilities	2,740	939
Net interest (income) expense	500	(1,992)

Total operating activities	(68,933)	(19,665)

Cash flows from (used in) investing activities
Additions to property and equipment	(1,432)	(2,308)
Acquisition of business, net of cash acquired	(234,345)	(61,936)
Interest income	1,639	2,980

Total investing activities	(234,138)	(61,264)

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	13,327	3,340
Proceeds from issuance of share capital	332,334	—
Share issuance costs	(18,874)	(1,609)
Payment of lease liabilities net of incentives and movements in restricted lease deposits	(2,763)	(1,940)
Financing costs	(1,250)	—

Total financing activities	322,774	(209)

Effect of foreign exchange rate changes on cash and cash equivalents	1,974	97

Net increase (decrease) in cash and cash equivalents during the period	21,677	(81,041)

Cash and cash equivalents – Beginning of period	210,969	207,703

Cash and cash equivalents – End of period	232,646	126,662

Interest paid	787	—
Income taxes paid	37	113

Reconciliation from IFRS to Non-IFRS Results
(expressed in thousands of US dollars, unaudited)
	Three months ended December 31,		Nine months ended December 31,

	2020	2019	2020	2019
	$	$	$	$

Net loss	(42,651)	(15,762)	(82,233)	(34,934)
Stock-based compensation and related payroll taxes(1)	18,370	3,534	33,611	7,254
Depreciation and amortization(2)	9,674	3,188	21,033	7,836
Foreign exchange loss (gain)(3)	778	315	1,548	(95)
Net interest (income) expense(2)	67	(283)	500	(1,992)
Acquisition-related compensation(4)	2,258	3,187	9,663	5,949
Transaction-related costs(5)	6,970	971	9,156	1,499
Income tax expense (recovery)	(2,025)	(403)	(4,856)	(999)

Adjusted EBITDA	(6,559)	(5,253)	(11,578)	(15,482)

(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to stock-based compensation, are estimates and therefore subject to change. For the three and nine months ended December 31, 2020, the stock-based compensation expense was $9,954 and $22,077 respectively (December 2019 - $2,334 and $4,810) and the related payroll taxes were $8,416 and $11,534 respectively (December 2019 - recovery of $1,200 and expense of $2,444).
(2)In connection with the accounting standard IFRS 16 - Leases, for the three months ended December 31, 2020, net loss includes depreciation of $956 related to amortization of right-of-use assets, interest expense of $253 on lease liabilities, and excludes an amount of $1,022 relating to rent expense ($2,655, $745, and $2,848 respectively for the nine months ended December 31, 2020).
(3)These non-cash losses (gains) relate to foreign exchange translation.
(4)These costs represent a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key employees of such acquired businesses.
(5)These expenses relate to professional, legal, consulting, accounting and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.

Reconciliation from IFRS to Non-IFRS Results (continued)
(expressed in thousands of US dollars, unaudited)
	Three months ended December 31,		Nine months ended December 31,

	2020	2019	2020	2019
	$	$	$	$

Net loss	(42,651)	(15,762)	(82,233)	(34,934)
Stock-based compensation and related payroll taxes(1)	18,370	3,534	33,611	7,254
Amortization of intangible assets	7,960	2,154	16,769	4,966
Acquisition-related compensation (2)	2,258	3,187	9,663	5,949
Transaction-related costs(3)	6,970	971	9,156	1,499

Adjusted Net Loss	(7,093)	(5,916)	(13,034)	(15,266)
See footnotes below the next table

Reconciliation from IFRS to Non-IFRS Results (continued)
(Unaudited)
	Three months ended December 31,		Nine months ended December 31,

	2020	2019	2020	2019
	$	$	$	$

Net loss per Common Share - basic and diluted	(0.39)	(0.18)	(0.83)	(0.41)
Stock-based compensation and related payroll taxes(1)	0.17	0.04	0.34	0.09
Amortization of intangible assets	0.07	0.03	0.17	0.06
Acquisition-related compensation (2)	0.02	0.04	0.10	0.07
Transaction-related costs(3)	0.06	0.01	0.09	0.02

Adjusted Net Loss per share - basic and diluted	(0.06)	(0.07)	(0.13)	(0.18)

Weighted average number of Common Shares (basic and diluted)	109,563,572	85,661,763	99,007,423	84,825,306

(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to stock-based compensation, are estimates and therefore subject to change. For the three and nine months ended December 31, 2020, the stock-based compensation expense was $9,954 and $22,077 respectively (December 2019 - $2,334 and $4,810) and the related payroll taxes were $8,416 and $11,534 respectively (December 2019 - $1,200 and $2,444).
(2)These costs represent a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key employees of such acquired businesses.
(3)These expenses relate to professional, legal, consulting, accounting and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.

Reconciliation from IFRS to Non-IFRS Results (continued)
(expressed in thousands of US dollars, unaudited)
	Three months ended December 31,		Nine months ended December 31,

	2020	2019	2020	2019
	$	$	$	$

Cash flows used in operating activities	(54,143)	(10,732)	(68,933)	(19,665)
Payroll taxes related to stock-based compensation(1)	1,786	960	1,816	960
Acquisition-related compensation (2)	—	—	7,263	158
Payment of assumed transaction costs from recent acquisitions(3)	31,366	—	31,366	—
Transaction-related costs(4)	2,001	1,873	2,916	2,333

Adjusted Cash Flows Used in Operating Activities	(18,990)	(7,899)	(25,572)	(16,214)

Our cash flows used in operating activities of $54,143 and $68,933 for the three and nine months ended December 31, 2020 include a payment of D&O insurance of $9.7 million made during the three months ended December 31, 2020.

(1)These amounts represent the cash outflow of payroll taxes on our issued stock options and other awards under our equity incentive plans to our employees and directors.
(2)These amounts represent the cash outflow of a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key employees of such acquired businesses.
(3)These expenses relate to the settlement of transaction-related costs of the targets that were outside the regular course of business for our recent acquisitions of ShopKeep and Upserve that were assumed as liabilities on the respective acquisition dates. Lightspeed retained amounts in respect of these liabilities on the closing of each transaction that would otherwise have been paid to the sellers in the transactions. These amounts were not reflected in the net loss of Lightspeed given that they were already taken as expenses by the acquired companies prior to the closing of the respective transactions.
(4)These expenses relate to professional, legal, consulting, accounting and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.

Reconciliation from IFRS to Non-IFRS Results (continued)
The following table outlines stock-based compensation and the related payroll taxes as well as transaction-related costs associated with the company's acquisitions and capital raises included with these expenses in the results of operations.

(In thousands of US dollars, except percentages, unaudited)	Three months ended December 31,		Nine months ended December 31,
	2020	2019	2020	2019
	$	$	$	$

Gross profit	33,277	21,584	83,344	57,266
% of revenue	57.8%	66.9%	59.8%	67.9%
add: Stock-based compensation and related payroll taxes	1,329	197	2,367	445

Non-IFRS gross profit	34,606	21,781	85,711	57,711
% of revenue	60.1%	67.5%	61.5%	68.4%

General and administrative expenses	20,765	6,289	35,794	14,749
% of revenue	36.0%	19.5%	25.7%	17.5%
less: Stock-based compensation and related payroll taxes	4,485	1,214	8,051	2,590
less: Transaction-related costs	6,674	971	8,279	1,499

Non-IFRS general and administrative expenses	9,606	4,104	19,464	10,660
% of revenue	16.7%	12.7%	14.0%	12.6%

Research and development expenses	16,400	8,344	38,190	22,440
% of revenue	28.5%	25.9%	27.4%	26.6%
less: Stock-based compensation and related payroll taxes	4,873	778	9,898	1,701

Non-IFRS research and development expenses	11,527	7,566	28,292	20,739
% of revenue	20.0%	23.4%	20.3%	24.6%

Sales and marketing expenses	28,011	16,709	63,705	44,312
% of revenue	48.6%	51.8%	45.7%	52.5%
less: Stock-based compensation and related payroll taxes	7,683	1,345	13,295	2,518
less: Transaction-related costs	296	—	877	—

Non-IFRS sales and marketing expenses	20,032	15,364	49,533	41,794
% of revenue	34.8%	47.6%	35.6%	49.5%